SECURIT... 02018319 ...MISSION
Washington, D.C. ...

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-33060

RECEIVED MAR 04 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pace Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street

(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal (212) 668-5782

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED MAR 21 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pace Securities, Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chairman & Chief Executive Officer
Title

[signature]
Notary Public

GINA FIGGIANI
Notary Public, State of New York
No. 01FI6018187
Qualified in Kings County
Commission Expires 01/04/03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pace Securities, Inc.

Statement of Financial Condition
As of December 31, 2001

Pace Securities, Inc.
Index to Statement of Financial Condition
December 31, 2001

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Pace Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pace Securities, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2002

Pace Securities, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 5,923
U.S. Treasury Bills owned, at market value held by the clearing broker	80,910
Investments	30,300
Total assets	$ 117,133
Liabilities and Stockholder's Equity	
Due to parent	$ 1,440
Total liabilities	1,440
Stockholder's equity	
Common stock, no par value, 10,100 shares authorized, issued and outstanding	1,000
Additional paid-in capital	5,111,075
Accumulated deficit	(4,996,382)
Total stockholder's equity	115,693
Total liabilities and stockholder's equity	$ 117,133

The accompanying notes are an integral part of this financial statement.

1. **Organization**

Pace Securities, Inc. (the "Company"), is a wholly owned subsidiary of Fahnestock & Co. Inc. (the "Parent"), whose ultimate parent is Fahnestock Viner Holdings Inc. ("FVH"), a Canadian public corporation.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is an associate member of the American Stock Exchange and the National Association of Securities Dealers. Presently the Company's business is dormant.

2. **Summary of Significant Accounting Policies**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

U.S. Treasury Bills are recorded on trade date basis and are valued at market.

The Company considers its investment in money market funds to be cash equivalents.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that net capital, as defined, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $85,276 which exceeded minimum capital requirements of $5,000 by $80,276.

4. **Related Party Transactions**

Due to Parent consists of income tax expense attributed to the Company.

The Company's investments, including U.S. Treasury Bills and money market funds, are held in its brokerage account with the Parent. All securities transactions are cleared through the Parent. The Parent may rehypothecate these securities.

5. **Income Taxes**

The Company is included in FVH's consolidated Federal income tax return and its income tax provision is calculated on a separate return basis.